ATCO GROUP

*Corporate Office*

03045323

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

December 4, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

DEC 15 2003

**Canadian Utilities Limited**
**File No.: 82-34744**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed December 4, 2003 for symbol CU
- Corporation's Form 1, filed December 4, 2003 for symbol CU.X
- Corporation's Form 1, filed December 4, 2003 for symbol CU.PR.T
- Corporations' Form 1, filed December 4, 2003 for symbol CU.PR.V
- Corporation's Form 1, filed December 4, 2003 for symbol CU.PR.D
- Corporation's Form 1, filed December 4, 2003 for symbol CU.PR.A
- Corporation's Form 1, filed December 4, 2003 for symbol CU.PR.B
- Insider Report, filed December 3, 2003 relating to a Normal Course Issuer Bid

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

L Lawson

Leslie Lawson
Corporate Secretarial Assistant

dlw 1/5

Encl.

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

# AMENDMENT

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU |
| Reporting Period: | 11/01/2003 - 11/30/2003 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 40,187,144 | As at : | 10/31/2003 |

**Effect on Issued & Outstanding Securities**

| | |
|---|---|
| Stock Option Plan | 3,600 |
| Other Issuances and Cancellations | 2,400 |
| Issued & Outstanding Closing Balance : | 40,193,144 |



**Stock Option Plan**

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Opening Balance:** | **971,250** | As at : | 10/31/2003 |

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 11/30/2003 | N | | 3,600 | | |
| Totals | | 0 | 3,600 | 0 | 0 |

| | | | |
|---|---|---|---|
| **Stock Options Outstanding Closing Balance:** | **967,650** | As at : | 11/30/2003 |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 11/30/2003 | Conversion (General) | 9,500 |
| 11/30/2003 | Issuer Bid | -7,100 |
| Totals | | 2,400 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:51:21 |
| Last Updated: | 12/04/2003 16:49:34 |

FILE NO. 82-34744

# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.X |
| Reporting Period: | 11/01/2003 - 11/30/2003 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 23,184,291 | As at : | 10/31/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | -9,500 | | |
| Issued & Outstanding Closing Balance : | 23,174,791 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 11/30/2003 | Conversion (General) | -9,500 |
| Totals | | -9,500 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:35:00 |
| Last Updated: | 12/04/2003 16:31:42 |

FILE NO. 82-34744

# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.T |
| Reporting Period: | 11/01/2003 - 11/30/2003 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 2,277,675 | As at : | 11/30/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 2,277,675 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**


| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:36:00 |
| Last Updated: | 12/04/2003 16:35:38 |

**FILE NO. 82-34744**

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.V |
| Reporting Period: | 11/01/2003 - 11/30/2003 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 2,146,730 | As at : | 10/31/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 2,146,730 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**



| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:36:36 |
| Last Updated: | 12/04/2003 16:36:27 |

**FILE NO. 82-34744**

# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.D |
| Reporting Period: | 11/01/2003 - 11/30/2003 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 635,700 | As at : | 10/31/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 635,700 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:37:09 |
| Last Updated: | 12/04/2003 16:37:03 |

FILE NO. 82-34744

## Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.A |
| Reporting Period: | 11/01/2003 - 11/30/2003 |



**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 10/31/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:37:45 |
| Last Updated: | 12/04/2003 16:37:37 |

FILE NO. 82-34744

# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Canadian Utilities Limited |
| Symbol : | CU.PR.B |
| Reporting Period: | 11/01/2003 - 11/30/2003 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 10/31/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:38:14 |
| Last Updated: | 12/04/2003 16:38:09 |

# Insider transaction detail - View details for issuer

2003-12-03 10:27 ET

**Transactions sorted by** : **Insider**
**Issuer name** : **Canadian Utilities Limited ( Starts with )**
**Filing date range** : **December 2, 2003 - December 3, 2003**

**Issuer name:** Canadian Utilities Limited

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insider name:** Canadian Utilities Limited | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 1 - Issuer | | | | | | | | | | | | | |
| **Security designation:** Non-Voting Shares Class A | | | | | | | | | | | | | |
| 132712 | 2003-11-07 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +1,100 | 56.3800 | 1,100 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 132713 | 2003-11-07 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -1,100 | | 0 | | | | | | |
| 132714 | 2003-11-11 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +2,000 | 57.1400 | 2,000 | | | | | | |
| 132715 | 2003-11-11 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -2,000 | | 0 | | | | | | |
| 132716 | 2003-11-21 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +2,000 | 57.5300 | 2,000 | | | | | | |
| 132718 | 2003-11-21 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -2,000 | | 0 | | | | | | |
| O 132719 | 2003-11-28 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +2,000 | 57.3600 | | | | | | | |
| A 132719 | 2003-11-28 | 2003-12-03 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +2,000 | 57.4300 | 2,000 | | | | | | |
| 132720 | 2003-11-28 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -2,000 | | 0 | | | | | | |

**ATCO**
GROUP

*Corporate Office*

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

December 4, 2003

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

**ATCO Ltd.**
**File No.: 82-34745**
**Exemption Pursuant to Rule 12g3-2(b)**

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed December 4, 2003 for symbol ACO.X
- Corporation's Form 1, filed December 4, 2003 for symbol ACO.Y
- Corporation's Form 1, filed December 4, 2003 for symbol ACO.PR.A
- Insider Report, filed December 2, 2003 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

L Lawson

Leslie Lawson
Corporate Secretarial Assistant

Encl.

**FILE NO. 82-34745**

Form 1 Submission - Change in Issued and Outstanding Securities

# AMENDMENT

| | |
|---|---|
| Issuer : | Atco Ltd. |
| Symbol : | ACO.X |
| Reporting Period: | 11/01/2003 - 11/30/2003 |

**Summary**

Issued & Outstanding Opening Balance : 26,259,781 As at : 10/31/2003

| | Effect on Issued & Outstanding Securities |
|---|---|
| Employee Stock Option Plan | 15,000 |
| Other Issuances and Cancellations | -8,000 |

Issued & Outstanding Closing Balance : 26,266,781

**Employee Stock Option Plan**

**Stock Options Outstanding Opening Balance:** 1,243,400 As at : 10/31/2003

| Effective Date | SAR | Options Granted | Options Exercised | Options Cancelled | SAR Reduction in Reserve |
|---|---|---|---|---|---|
| 11/30/2003 | N | | 15,000 | | |
| Totals | | 0 | 15,000 | 0 | 0 |

**Stock Options Outstanding Closing Balance:** 1,228,400 As at : 11/30/2003

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| 11/30/2003 | Issuer Bid | -8,000 |
| Totals | | -8,000 |

**Filed on behalf of the Issuer by:**



| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:54:25 |
| Last Updated: | 12/04/2003 16:53:51 |

FILE NO. 82-34745

# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Atco Ltd. |
| Symbol : | ACO.Y |
| Reporting Period: | 11/01/2003 - 11/30/2003 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 3,510,101 | As at : | 10/31/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 3,510,101 | | |

**Other Issuances and Cancellations**

| | Effective Date | Transaction Type | Number of Securities |
|---|---|---|---|
| Totals | | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:45:38 |
| Last Updated: | 12/04/2003 16:45:28 |

FILE NO. 82-34745



# Form 1 Submission - Change in Issued and Outstanding Securities

| | |
|---|---|
| Issuer : | Atco Ltd. |
| Symbol : | ACO.PR.A |
| Reporting Period: | 11/01/2003 - 11/30/2003 |

**Summary**

| | | | |
|---|---|---|---|
| Issued & Outstanding Opening Balance : | 6,000,000 | As at : | 10/31/2003 |
| | **Effect on Issued & Outstanding Securities** | | |
| Other Issuances and Cancellations | 0 | | |
| Issued & Outstanding Closing Balance : | 6,000,000 | | |

**Other Issuances and Cancellations**

| Effective Date | Transaction Type | Number of Securities |
|---|---|---|
| Totals | | 0 |

**Filed on behalf of the Issuer by:**

| | |
|---|---|
| Name: | Leslie Ann Lawson |
| Phone: | 403-292-7909 |
| Email: | leslie.lawson@atco.com |
| Submission Date: | 12/04/2003 16:46:05 |
| Last Updated: | 12/04/2003 16:46:00 |

# Insider transaction detail - View details for issuer

2003-12-02 21:34 ET

**Transactions sorted by** : Insider
**Issuer name** : ATCO Ltd. ( Starts with )
**Filing date range** : December 1, 2003 - December 2, 2003

**Issuer name:** ATCO LTD.

**Legend:** O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

**Warning:** The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Insider name:** ATCO Ltd. | | | | | | | | | | | | | |
| **Insider's Relationship to Issuer:** 1 - Issuer | | | | | | | | | | | | | |
| **Security designation:** Non-Voting Shares Class I | | | | | | | | | | | | | |
| 132704 | 2003-11-07 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +2,000 | 47.0000 | 2,000 | | | | | | |

| Transaction ID | Date of transaction YYYY-MM-DD | Date of filing YYYY-MM-DD | Ownership type (and registered holder, if applicable) | Nature of transaction | Number or value acquired or disposed of | Unit price or exercise price | Closing balance | Insider's calculated balance | Conversion or exercise price | Date of expiry or maturity YYYY-MM-DD | Underlying security designation | Equivalent number or value of underlying securities acquired or disposed of | Closing balance of equivalent number or value of underlying securities |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 132705 | 2003-11-07 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -2,000 | | 0 | | | | | | |
| 132706 | 2003-11-14 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +2,000 | 47.1200 | 2,000 | | | | | | |
| 132707 | 2003-11-14 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -2,000 | | 0 | | | | | | |
| 132708 | 2003-11-21 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +2,000 | 46.8000 | 2,000 | | | | | | |
| 132709 | 2003-11-21 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -2,000 | | 0 | | | | | | |
| 132710 | 2003-11-28 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | +2,000 | 47.4800 | 2,000 | | | | | | |
| 132711 | 2003-11-28 | 2003-12-02 | Direct Ownership : | 38 - Redemption, retraction, cancellation, repurchase | -2,000 | | 0 | | | | | | |